Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

1.                                      Name and Address of Company

Baytex Energy Corp. (“Baytex”)

2800, 520 - 3rd Avenue S.W.

Calgary, Alberta T2P 0R3

2.                                      Date of Material Change

February 6, 2014

3.                                      News Release

A news release disclosing in detail the material summarized in this material change report was issued by Baytex on February 6, 2014 and disseminated through the facilities of a recognized news service and would have been received by the securities commissions where Baytex is a reporting issuer in the normal course of its dissemination.

4.                                      Summary of Material Change

Baytex entered into a scheme implementation deed (the “Implementation Agreement”) whereby Baytex will acquire, through a scheme of arrangement under Part 5.1 of the Australian Corporations Act 2001 (Cth) (the “Scheme of Arrangement”), all of the issued ordinary shares (“Aurora Shares”) of Aurora Oil & Gas Limited (“Aurora”) for A$4.10 cash per share (the “Acquisition”), subject to receipt of certain approvals.  The total consideration to be paid by Baytex is approximately CDN$1.8 billion, plus assumed debt of approximately CDN$744 million for a total transaction value of approximately CDN$2.6 billion.

In conjunction with the Acquisition, Baytex entered into an agreement, on a “bought-deal” basis, with a syndicate of underwriters co-led by Scotia Capital Inc. and RBC Dominion Securities Inc., and including CIBC World Markets Inc., TD Securities Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc., Barclays Capital Canada Inc., Desjardins Securities Inc., Merrill Lynch Canada Inc., AltaCorp Capital Inc., Canaccord Genuity Corp., Credit Suisse Securities (Canada) Inc., Macquarie Capital Markets Canada Ltd., Peters & Co. Limited, FirstEnergy Capital Corp., Cormark Securities Inc. and Raymond James Ltd.  (collectively the “Underwriters”), for an offering of 33,420,000 subscription receipts (“Subscription Receipts”) at a price of CDN$38.90 per Subscription Receipt with each Subscription Receipt entitling the holder thereof to receive, on closing of the Acquisition, one common share of Baytex (“Common Share”) for aggregate gross proceeds of approximately CDN$1.3 billion (the “Offering”). In addition, Baytex has granted to the Underwriters an option (the “Over-allotment Option”) to purchase up to an additional 5,013,000 Subscription Receipts at a price of CDN$38.90 per Subscription Receipt on the same terms and conditions as the Offering, exercisable from time to time, in whole or in part, for a period commencing at closing of the Offering and ending on the earlier of: (i) 30 days following closing of the Offering; and      (ii) the Termination Time (as defined herein), to cover over-allotments, if any, and for market stabilization purposes.

5.                                      Full Description of Material Change

5.1                               Full Description of Material Change

The Acquisition

Summary

Baytex entered into the Implementation Agreement whereby Baytex will acquire, through the Scheme of Arrangement, all of the issued Aurora Shares for A$4.10 cash per share, subject to receipt of certain approvals.  The total consideration to be paid by Baytex is approximately CDN$1.8 billion, plus assumed debt of approximately CDN$744 million for a total transaction value of approximately CDN$2.6 billion.

The following is a summary of certain provisions of the Implementation Agreement and is qualified in its entirety by the full text of the Implementation Agreement, a copy of which is filed under Baytex’s issuer profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.  Capitalized terms used herein but not otherwise defined in this material change report shall have the meanings ascribed thereto in the Implementation Agreement.

The Scheme of Arrangement

The Acquisition is to be carried out by way of the Scheme of Arrangement, subject to receipt of certain approvals. The Scheme of Arrangement shall be substantially in the form attached to the Implementation Agreement as Attachment B, subject to any alterations or conditions required by the Australian Court or agreed between Baytex and Aurora. The Acquisition must be approved by the holders of Aurora Shares (the “Aurora Shareholders”) at a special meeting of Aurora Shareholders expected to be held in late April/early May 2014.  The Acquisition must be approved by: (i) at least 75% of the votes cast by Aurora Shareholders; and (ii) by a majority in number of the Aurora Shareholders who cast votes.

The board of directors of Aurora (the “Aurora Board”) recommends that the Aurora Shareholders vote in favour of the Scheme of Arrangement, in the absence of a Competing Proposal (as defined in the Implementation Agreement) and subject to an independent expert’s report concluding that the Scheme of Arrangement is in the best interests of Aurora Shareholders. Each of the directors on the Aurora Board intends to vote in favor of the Scheme of Arrangement the Aurora Shares he or she controls, being approximately 5.5% of the issued Aurora Shares.

Acquisition Consideration

Pursuant to the Scheme of Arrangement, each Aurora Shareholder will receive, for each Aurora Share held, A$4.10 in cash. Pursuant to the Implementation Agreement, the parties have agreed to use reasonable endeavours (acting co-operatively and in good faith) to procure that, as soon as practicable, each holder of options to purchase Aurora Shares (the “Aurora Options”) or performance rights of Aurora (the “Aurora Performance Rights”, and collectively with the Aurora Options, the “Unlisted Securities”) will enter into an agreement with Baytex and Aurora, in a form acceptable to both Baytex and Aurora (each acting reasonably), under which each such holder agrees to the cancellation of all of his or her Unlisted Securities in exchange for an amount per Unlisted Security equal to: (i) for the Aurora Options, the amount equal to the assessed value of each Aurora Option using a standard methodology; and (ii) for the Aurora Performance Rights, A$4.10 in cash, with such transfer or cancellation to be subject to the Acquisition becoming effective and to take effect on the Implementation Date (as defined in the Implementation Agreement).

The Acquisition will constitute a “change of control” pursuant to the trust indenture dated February 8, 2012 governing the U.S.$365 million aggregate principal amount of 9.875% senior unsecured notes (the “2017

Aurora Notes”) between Aurora USA Oil & Gas, Inc. (“Aurora USA”), each of the guarantors party thereto and U.S. Bank National Association and the trust indenture dated March 31, 2013 governing the U.S.$300 million aggregate principal amount of 7.50% senior unsecured notes (the “2020 Aurora Notes”, and collectively with the 2017 Aurora Notes, the “Aurora Notes”) between Aurora USA, each of the guarantors party thereto and U.S. Bank National Association (collectively, the “Aurora Note Indentures”). Pursuant to the Aurora Note Indentures, upon completion of the Acquisition, each holder of Aurora Notes will have the right to require Aurora USA to repurchase all or any part of such holder’s Aurora Notes pursuant to an offer (the “Change of Control Offer”) on the terms set forth in the Aurora Note Indentures. Within 30 days following completion of the Acquisition, Aurora USA will be required to mail a notice to each holder of Aurora Notes describing the Acquisition and offering to repurchase Aurora Notes properly tendered prior to the expiration date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the Aurora Note Indentures and described in such notice. In the Change of Control Offer, Aurora USA will offer a payment (the “Change of Control Payment”) in cash equal to 101% of the aggregate principal amount of Aurora Notes repurchased, plus accrued and unpaid interest, if any, on Aurora Notes repurchased to the date of purchase (the “Change of Control Purchase Date”), subject to the rights of holders of Aurora Notes on the relevant record date to receive interest due on the relevant interest payment date. Promptly following the expiration of the Change of Control Offer, Aurora USA will, to the extent lawful, accept for payment all Aurora Notes or portions of Aurora Notes properly tendered pursuant to the Change of Control Offer.

In the event that holders of not less than 90% in aggregate principal amount of either series of the outstanding Aurora Notes accept a Change of Control Offer and Aurora USA purchases all of such series of Aurora Notes held by such holders, Aurora USA will have the right, upon not less than 30 nor more than 60 days prior notice, given not more than 30 days following the purchase pursuant to the Change of Control Offer described above, to redeem all of such series of the Aurora Notes that remain outstanding following such purchase at a redemption price equal to the Change of Control Payment plus, to the extent not included in the Change of Control Payment, accrued and unpaid interest, if any, on such series of the Aurora Notes that remain outstanding, to the date of redemption (subject to the right of holders of record on the relevant record date to receive interest due on an interest payment date that is on or prior to the redemption date).

Baytex has agreed to retain a Canadian chartered bank (or one or more of its affiliates as may be appropriate in the circumstances), of which Scotia Capital Inc. is a wholly-owned subsidiary, to act as manager in connection with the Change of Control Offer required to be made to the holders of the Aurora Notes following completion of the Acquisition. Such Canadian chartered bank will be retained at prevailing market rates for a person acting in such a role.

Aurora Non-Solicitation; Termination Fee

The Implementation Agreement provides, among other things, for a non-completion fee of A$18.8 million in the event the Acquisition is not completed in certain circumstances, including circumstances where Aurora may receive and accept a Competing Proposal. The Implementation Agreement also contains certain non-solicitation covenants of Aurora and a right to counter in favour of Baytex. Aurora’s non-solicitation covenants are subject to exceptions where the directors of Aurora determine such covenants may involve a breach of their fiduciary or statutory duties.

Covenants, Representations and Warranties

Aurora has agreed that prior to the Implementation Date, it shall, and shall cause each of its subsidiaries and affiliates to, conduct its business in the ordinary course and in substantially the same manner as previously conducted (subject to ongoing capital requirements being satisfied), and not to undertake certain types of restricted activities unless Baytex otherwise agrees or unless otherwise expressly contemplated or permitted by the Implementation Agreement.

Baytex and Aurora have made certain representations and warranties in the Implementation Agreement relating to, among other things, corporate existence, corporate authorization, capitalization, no conflicts, shareholder and governmental approvals and absence of certain changes. Like many public company acquisition agreements, the representations, warranties and indemnities contained in the

Implementation Agreement are limited and, other than in exceptional circumstances, Baytex will not be able to seek remedies for breach of such provisions following completion of the Acquisition.

Conditions to Closing

The Acquisition is subject to a number of customary closing conditions, including the receipt of required regulatory approvals and court approvals, as well as the approval of Aurora Shareholders as described above.  Regulatory approvals include approval of the Australian Foreign Investment Review Board and the applicable approvals required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

The disclosure booklet that will be prepared in connection with the meeting of Aurora Shareholders to be called to consider and approve the Acquisition is expected to be mailed to Aurora Shareholders in April, 2014. The Acquisition is expected to close in May, 2014 or such other date as Baytex and Aurora may agree, but in any event not later than June 30, 2014.

Financing of the Acquisition

Baytex is financing the purchase of the Aurora Shares pursuant to the Acquisition through a combination of the Escrowed Funds (as defined herein) and the funds available under the Term Loan A Facility and the Revolving Facilities under the New Credit Facilities (in each case, as defined herein).

The Offering

In conjunction with the Acquisition, Baytex entered into an agreement, on a “bought-deal” basis, with the Underwriters for an offering of 33,420,000 Subscription Receipts at a price of CDN$38.90 per Subscription Receipt with each Subscription Receipt entitling the holder thereof to receive, on closing of the Acquisition, one Common Share for aggregate gross proceeds of approximately CDN$1.3 billion. In addition, Baytex has granted to the Underwriters the Over-Allotment Option to purchase up to an additional 5,013,000 Subscription Receipts at a price of CDN$38.90 per Subscription Receipt on the same terms and conditions as the Offering, exercisable from time to time, in whole or in part, for a period commencing at closing of the Offering and ending on the earlier of: (i) 30 days following closing of the Offering; and      (ii) the Termination Time, to cover over-allotments, if any, and for market stabilization purposes.

The gross proceeds from the sale of the Subscription Receipts (the “Escrowed Funds”) will be held by an escrow agent (the “Escrow Agent”), and invested in short-term obligations of, or guaranteed by, the Government of Canada (or other approved investments). Upon delivery by Baytex to the Underwriters, on or before 5:00 p.m. (Calgary time) on June 30, 2014, of a certificate confirming that the order issued by the Australian Court pursuant to section 411(4)(b) of the Australian Corporations Act 2001 (Cth) approving the Acquisition has been filed with the Australian Securities and Investments Commission and all other material conditions (other than payment of the purchase price) necessary to complete the Acquisition have been satisfied (the “Escrow Condition”), which certificate is required to be delivered to the Underwriters on the third business day prior to the anticipated date on which the Acquisition will become effective, the Escrowed Funds and the interest earned thereon (less any amounts required to pay the Dividend Equivalent Amount (as described below) upon the issuance of the Common Shares, if applicable, and the remaining portion of the fee payable to the Underwriters) will be released to Baytex in accordance with the terms of the agreement governing the Subscription Receipts to enable it to convert these funds to Australian dollars and complete the Acquisition. On the closing of the Acquisition, each holder of Subscription Receipts will receive one Common Share for each Subscription Receipt held, without payment of additional consideration or further action on the part of such holder, and such holder will also be entitled to receive the Dividend Equivalent Amount, being an amount per Subscription Receipt equal to the amount per Common Share of any cash dividends for which record date(s) have occurred during the period commencing on the closing of the Offering through the date immediately preceding the date on which the Common Shares are issued pursuant to the Subscription Receipts.

The Escrowed Funds will be used by Baytex to pay a portion of the purchase price for the Acquisition. If: (i) the Acquisition is not completed by June 30, 2014; (ii) the Implementation Agreement is terminated in accordance with its terms at any earlier time; or (iii) Baytex has advised the Underwriters or announced to the public that it does not intend to proceed with the Acquisition (the time of occurrence of any such event being the “Termination Time”), holders of Subscription Receipts shall receive an amount equal to the full subscription price attributable to the Subscription Receipts and their pro rata entitlement to interest accrued on such amount up to and including the Termination Time.

The Offering will be completed under the multi-jurisdictional disclosure system by way of short form prospectus filed with the securities regulatory authorities in each of the provinces of Canada and with the Securities and Exchange Commission in the United States.

The Offering is subject to customary closing conditions, including receipt of applicable regulatory approvals, and is expected to close on or about February 24, 2014.

Credit Facilities

In connection with the Acquisition, Baytex entered into a commitment letter with a Canadian chartered bank (the “Bank”) pursuant to which the Bank has agreed to fully underwrite and commit to provide it with new senior secured credit facilities in the aggregate principal amount of CDN$2.5 billion (the “New Credit Facilities”) which will replace Baytex’s current credit facilities effective upon completion of the Acquisition. The New Credit Facilities will be comprised of revolving facilities consisting of a CDN$50 million revolving operating loan facility and a CDN$950 million extendible syndicated loan facility with a syndicate of chartered banks (collectively the “Revolving Facilities”) and non-revolving facilities consisting of a CDN$200 million non-revolving syndicated term facility (the “Term Loan A Facility”) and a CDN$1.3 billion non-revolving syndicated equity bridge (the “Equity Bridge”) (collectively, the “Non-Revolving Facilities”). The Revolving Facilities will be for a four year term extendible annually for a one, two, three or four year period (subject to a maximum four-year term at any time) and will contain standard commercial covenants for facilities of this nature. The Revolving Facilities will not require any mandatory principal payments during the four-year term. Advances (including letters of credit in connection with the Revolving Facilities only) under the New Credit Facilities can be drawn in either Canadian or U.S. funds and bear interest at the agent bank’s prime lending rate, bankers’ acceptance discount rates or London Interbank Offered Rates, plus applicable margins. The New Credit Facilities will be secured by a floating charge over all of Baytex’s assets, excluding the assets of Aurora, and will be guaranteed by certain material restricted subsidiaries other than Aurora and its subsidiaries. The Revolving Facilities will not include a term-out feature or a borrowing base restriction but will restrict Baytex’s ability to borrow through the use of customary financial covenants.

Each of the Term Loan A Facility and the Equity Bridge are single drawdown facilities and will be available solely to finance (directly or indirectly) the Acquisition together with reasonable transaction costs and expenses related thereto. The Term Loan A Facility will have a two year term and the Equity Bridge will have a one year term. Each of the Term Loan A Facility and the Equity Bridge provide for mandatory reductions and repayments for specified equity and debt issuances and dispositions. In addition, with respect to any proceeds arising in connection with the issuance of the Subscription Receipts, the Equity Bridge will be permanently reduced by an amount equal to the gross proceeds received by Baytex in connection with the Offering, once such proceeds are placed into escrow with the Escrow Agent. The Equity Bridge will prohibit Baytex and its subsidiaries from making distributions, other than inter-company distributions or acquisitions and will impose additional financial covenant restrictions under the New Credit Facilities if and for as long as there is any outstanding indebtedness under the Equity Bridge.

In connection with the Acquisition, Baytex also expects to establish replacement credit facilities with the Bank for Aurora USA’s existing senior secured credit facility of up to U.S.$300 million.

5.2                               Disclosure for Restructuring Transactions

Not applicable.

6.                                      Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.                                      Omitted Information

Not applicable.

8.                                      Executive Officer

For further information, contact Murray J. Desrosiers, Vice President, General Counsel & Corporate Secretary (587) 952-3255.

9.                                      Date of Report

February 14, 2014.

Advisory

Certain statements in this material change report are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”).  In some cases, forward-looking statements can be identified by terminology such as “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “intend”, “may”, “objective”, “ongoing”, “outlook”, “potential”, “project”, “plan”, “should”, “target”, “would”, “will” or similar words suggesting future outcomes, events or performance.  The forward-looking statements contained in this material change report speak only as of the date thereof and are expressly qualified by this cautionary statement.

Specifically, this material change report contains forward-looking statements relating to but not limited to: our expectations regarding the Acquisition and the Offering, including anticipated timing of mailing of the scheme booklet to Aurora Shareholders, timing of completion of the Acquisition and the Offering, and approvals required for the Acquisition and Offering; the terms of the Subscription Receipts; the terms of the New Credit Facilities, including the Revolving Facilities, Term A Loan Facility and Equity Bridge; our expectations regarding the implementation of credit facilities through Aurora’s subsidiary, Aurora USA, following closing of the Acquisition; and payment of the purchase price, including the use of proceeds from the Offering and our plans to draw on the New Credit Facilities. These forward-looking statements are based on certain key assumptions regarding, among other things: the receipt of regulatory, shareholder and other approvals for the Acquisition; our ability to execute and realize on the anticipated benefits of the Acquisition; timing of closing and receipt of regulatory approvals for the Offering; and the implementation of the New Credit Facilities. Readers are cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect. Actual results will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors.  Such factors include, but are not limited to: the Acquisition may not be completed on the terms contemplated or at all; failure to realize the anticipated benefits of the Acquisition; closing of the Offering and/or the Acquisition could be delayed or not completed or if Baytex is not able to obtain the necessary stock exchange, shareholder and regulatory  approvals or any other approvals required for completion or, unless waived, some other condition to closing is not satisfied; failure to put in place the New Credit Facilities; failure to put in place credit facilities through Aurora’s subsidiary, Aurora USA, following closing of the Acquisition; and other factors, many of which are beyond the control of Baytex.   Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

This material change report does not constitute an offer to sell securities, nor is it a solicitation of an offer to buy securities, in any jurisdiction. Any sales will be made through registered securities dealers in jurisdictions where the offering has been qualified for distribution.